WisdomTree Trust

380 Madison Avenue

21st Floor

New York, New York 10017

July 20, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	WisdomTree Trust (the “Registrant”) (Reg. Nos. 333-132380 and 811-21864) Request for Withdrawal of Amendments

Ladies and Gentlemen:

Pursuant to the Rule 477(a) of the Securities Act of 1933, as amended, the Registrant hereby requests the withdrawal of post-effective amendments filed with respect to WisdomTree Asia Small Cap Fund (the “Fund”), a series of the Registrant.

The Registrant filed the following post-effective amendments relating to the Fund on the dates shown:

485APOS	July 26, 2011
485BXT	October 7, 2011
485BXT	November 4, 2011
485BXT	December 5, 2011
485BXT	January 4, 2012
485BXT	February 1, 2012
485BXT	March 1, 2012
485BXT	March 30, 2012
485BXT	April 27, 2012
485BXT	May 25, 2012
485BXT	June 25, 2012

The Trust made the filing on July 26, 2011 for the purpose of adding the Fund as a new series of the Registrant. The ten additional filings were made for the purpose of delaying the automatic effectiveness date of the amendment. As of the last filing shown, the amendment was scheduled to become effective on July 25, 2012.

Subsequent to these filings, the Registrant decided not to go forward with the offering of the Fund as a series of the Registrant. No securities were sold in connection with this offering.

If you have any questions regarding this filing, please contact W. John McGuire at (202) 373-6799 with Bingham McCutchen LLP.

WISDOMTREE TRUST

By: /s/ Jonathan Steinberg
Name: Jonathan Steinberg
Title: President